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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

7-ELEVEN, INC.
(Name of Subject Company (issuer))

IYG HOLDING COMPANY
a wholly owned subsidiary of
 SEVEN-ELEVEN JAPAN CO., LTD.
(Names of Filing Persons (offerors))

Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,024,615,800	$120,600

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation, other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash. As of June 30, 2005, there were 115,435,471 Shares outstanding, of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 31,526,640 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120,600	Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company
Form or Registration No.:	Schedule TO-T	Date Filed:	September 6, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:                ☐

        This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 4.    Terms of the Transaction.

        The first paragraph under "The Offer—Section 11. Conditions to the Offer" on page 40 of the Offer to Purchase is amended and restated as follows:

          Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser will not be required to accept for payment any tendered Shares, and may amend or terminate the Offer, if (i) at the Expiration Date the Minimum Condition has not been satisfied or (ii) at any time on or after September 1, 2005 and prior to the Expiration Date, any of the following events has occurred:

        The last paragraph under "The Offer—Section 11. Conditions to the Offer" on page 43 of the Offer to Purchase is amended and restated as follows:

          The foregoing conditions are for the sole benefit of Parent, Purchaser and their respective affiliates (other than the Company) and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser. The Minimum Condition may not be waived by Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date of the Offer.

        The last sentence of the first paragraph on page 3 of the Letter of Transmittal is deleted.

Item 13.    Information Required by Schedule 13E-3

  Item 2.    Subject Company Information.

        The last sentence of the paragraph subtitled "Available Information" under "The Offer—Section 7. Certain Information Concerning the Company" on page 38 of the Offer to Purchase is deleted.

  Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The first paragraph under "Special Factors—Section 1. Background" on page 10 of the Offer to Purchase is amended and restated as follows:

          In January and March 2004, representatives of Parent met with investment banking representatives, including representatives from Nikko Citigroup Limited, an affiliate of the Dealer Manager, to discuss potential strategic alternatives involving the Company. At this meeting, they discussed the possibility of a sale by Parent of its Shares, a purchase by Parent of Shares not already held by it and its subsidiaries, or maintaining the status quo. Following these discussions,

  Parent determined not to pursue any such strategic alternative involving a sale of its Shares or a purchase of Shares not already held by it and its subsidiaries, and no investment bank was engaged to provide financial advice regarding any such alternative.

        The last sentence of the third paragraph under "Special Factors—Section 1. Background" on page 10 of the Offer to Purchase is amended and restated as follows:

    In March 2005, representatives of Parent again met with investment banking representatives and discussed a potential sale by Parent of its Shares or a potential purchase by Parent of Shares not already held by it and its subsidiaries.

        The first sentence of the fifth paragraph under "Special Factors—Section 1. Background" on page 10 of the Offer to Purchase is amended and restated as follows:

          In May 2005, Parent determined not to pursue a sale of its Shares in light of Parent's belief that the Company's operations and business represent an important strategic fit within Parent's overall corporate group and that the value of Parent's stake in the company represents a material portion of Parent's value. Also in May 2005, Parent's management engaged Nikko Citigroup Limited and Citigroup Global Markets Inc. (together, "Citigroup") as its financial advisor and formed a small work team to evaluate the Company's strategic and financial position and to explore the possibility of acquiring the Shares not held by Parent and its subsidiaries as a potential alternative to maintaining the status quo with respect to Parent's existing ownership interest in the Company.

        The following is added after the last paragraph under "Special Factors—Section 1. Background" on page 13 of the Offer to Purchase:

          Parent and Purchaser launched the Offer on September 6, 2005. On September 9, 2005, the Company announced that the special committee of its board of directors had retained Greenhill & Co. LLC ("Greenhill") as its financial advisor and Weil, Gotshal & Manges, LLP ("Weil") as its legal advisor to assist the special committee with its evaluation of the Offer.

          On September 16, 2005, the special committee requested, through its legal and financial advisors who spoke with the legal and financial advisors of Parent, that Parent consider extending the Expiration Date in order to allow the special committee more time to evaluate the Offer.

          On September 19, 2005, the Company filed its initial solicitation/recommendation statement on Schedule 14D-9 with the SEC in connection with its evaluation of the Offer. According to the Schedule 14D-9, the special committee was unable to take a position with respect to the Offer pending the completion of its review and evaluation of the material terms and provisions of the Offer with its legal and financial advisors.

          On September 20, 2005, Parent, at the request of the Company's special committee, extended the expiration date of the Offer to 12:00 midnight, New York City time, on Tuesday, October 18, 2005.

          On September 21, 2005, representatives of Weil and Greenhill met with representatives of Shearman & Sterling and Citigroup Global Markets Inc. in New York. At the meeting, the parties discussed the process by which they might conduct discussions with respect to the Offer.

          On September 22, 2005, the Company filed an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. According to the amended Schedule 14D-9, the Company's special committee had determined that the Offer price of $32.50 per share was inadequate and had recommended that the Company's shareholders reject the Offer and not tender their shares in connection with the Offer. The following day, Parent announced that, after it has an opportunity to review the special committee's reasons for its recommendation against the

  Offer, Parent will decide whether to continue with the Offer at the $32.50 per share price, maintain a dialogue with the special committee and/or its advisors regarding the Offer or withdraw the Offer entirely.

  Item 7.    Purposes, Alternatives, Reasons and Effects.

        The fourth paragraph under "Special Factors—Section 6. Effects of the Offer" on page 23 of the Offer to Purchase is amended and restated as follows:

          As a result of the Offer, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Based on information contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, net book value per Share as of June 30, 2005, calculated by dividing shareholders' equity by the number of shares of common stock outstanding as of that date, was $4.91, and net earnings per Share for the six months ended June 30, 2005 were $0.63. Following consummation of the Merger, Parent's indirect interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, Parent will also bear all of the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger.

          Upon completion of the Merger, the Company will become a privately held corporation. Accordingly, former shareholders will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger. Therefore, the benefit of the Offer and the Merger to the unaffiliated shareholders of the Company is the right to receive $32.50 in cash per Share. The detriments are that unaffiliated shareholders will cease to participate in the Company's future earnings and growth, if any, and the receipt of the payment for their Shares will be a taxable transaction for United States federal income tax purposes. See "The Offer—Section 5. Certain Federal Income Tax Consequences."

  Item 8.    Fairness of the Transaction.

        The first sentence of the second paragraph under "Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" on page 14 of the Offer to Purchase is amended and restated as follows:

          Parent and Purchaser believe that the Offer Price to be received by the unaffiliated shareholders of the Company pursuant to the Offer and the Merger is fair to such unaffiliated shareholders.

        The fourth bullet point of the second paragraph under "Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" on page 15 of the Offer to Purchase is amended and restated as follows:

    •
    The Offer and the Merger will provide additional liquidity for the unaffiliated shareholders of the Company.

        The third, fourth, fifth and sixth paragraphs under "Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" beginning on page 15 of the Offer to Purchase are amended and restated as follows:

          In addition, Parent and Purchaser believe that the merger is procedurally fair to the unaffiliated shareholders of the Company, based on the following factors:

    •
    The Offer is conditioned upon the tender of a majority of the Shares not owned by Parent, Purchaser, their respective officers and directors and the officers and directors of the Company. This Minimum Condition is not waivable. Parent and Purchaser believe that the Company's unaffiliated shareholders are therefore able to evaluate the terms of the Offer and their fairness without coercion, and that an informed decision by holders of a majority of the Shares, other than Shares held by Parent, Purchaser and such persons as set forth above, provides meaningful procedural protections for the Company's unaffiliated shareholders.

    •
    Each of the Company's unaffiliated shareholders will be able to decide voluntarily whether or not to tender such shareholder's Shares in the Offer and, if the Offer and the Merger are completed and such shareholder has elected not to tender, such shareholder will receive exactly the same type and amount of consideration in the Merger that such shareholder would have received in the Offer.

    •
    Shareholders who do not tender their Shares in the Offer would be entitled, in connection with the Merger, to demand the purchase of their Shares for a purchase price equal to the "fair value" of their Shares, as determined by a court, by following the procedures required by the TCBA.

    •
    The Company has publicly disclosed the fact that it has appointed a special committee of its board of directors comprised of individuals who are not officers or directors of Parent or Purchaser to evaluate the Offer and that the special committee has retained Greenhill as its financial advisor and Weil as its legal advisor.

        To the best of Purchaser's and Parent's knowledge, a majority of the directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of preparing a report concerning the fairness of the transaction. However, based on the Company's public disclosure that the special committee of its board of directors has retained Greenhill and Weil as its financial and legal advisors to assist it in considering the Offer and in light of the procedural safeguards discussed above, Parent and Purchaser do not believe the failure to retain such representative to be material.

        Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In reaching their conclusion as to fairness, neither Parent nor Purchaser considered the liquidation value of the Company's assets because they consider the Company to be a viable going concern. In addition, the liquidation of the Company's assets was not considered to be a viable course of action based on Parent's desire for the Company to continue to conduct its business as a subsidiary of Parent and remain an integral component of Parent's overall strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Parent and Purchaser believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, Parent and Purchaser did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value per share as of June 30, 2005, calculated by dividing stockholders' equity by the number of shares of common stock outstanding, was $4.91. This value is substantially below the Offer Price. Parent and

Purchaser are not aware of any firm offers made for the Company during the past two years and in any event have no intention of selling the Shares owned by them, and therefore did not consider any such offers in reaching their conclusion as to fairness.

        Parent's and Purchaser's consideration of the factors described above reflects their assessment of the fairness of the Offer Price to the Company's unaffiliated shareholders in relation to the going concern value of the Company on a stand-alone basis. Parent and Purchaser did not calculate a stand-alone going-concern value of the Company but did consider discounted cash flow analyses with respect to the Company as well as a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies to similar information for the Company, each of which implied valuation ranges for the Shares within which the Offer Price was contained and supported the fairness determination of Parent and Purchaser. See "Special Factors—Section 4. Summary Report of Citigroup to the Board of Directors of Parent".

        The foregoing discussion of the information and factors considered and given weight by Parent and Purchaser is not intended to be exhaustive, but is believed to include the material factors considered by Parent and Purchaser. Parent's and Purchaser's views as to the fairness of the Offer to unaffiliated shareholders of the Company should not be construed as a recommendation to any shareholder as to whether that shareholder should tender such shareholder's Shares in the Offer.

  Item 13.    Financial Statements.

        The following is inserted immediately above the last full paragraph under the subheading "Comparative Per Share Data" under "The Offer—Section 7. Certain Information Concerning the Company" on page 38 of the Offer to Purchase:

          Other Financial Information.    The following table sets forth additional summary historical financial data for the Company as of and for the six months ended June 30, 2005 and 2004 and for each of the years ended December 31, 2004 and 2003.

	For Six Months Ended June 30,		For Twelve Months Ended December 31,
	2005	2004	2004	2003
	Numbers in Thousands (except per share data)
Income Statement Data(1)
Earnings from continuing operations before cumulative effect of accounting change	$77,814	$57,530	$108,497	$85,478
Earnings Per Share Data(1)
Basic earnings per share from continuing operations before cumulative effect of accounting change	$.68	$.52	$.97	$.80
Diluted earnings per share from continuing operations before cumulative effect of accounting change	.63	.48	.90	.75

(1)
The income statement and per share data take into account the Company's restatement of certain previously issued financial statements. In connection with the December 31, 2004, year-end reporting, the Company determined it was appropriate to restate its previously issued financial statements. Historically, the Company had been amortizing certain leasehold improvements on operating leases over periods that extended beyond the term of the lease. The Company has revised its accounting and restated its previously issued financial statements to adjust the amortization expense of certain of its leasehold improvements to be the shorter of the economic useful life or the lease term.

        The Company has not publicly disclosed information regarding its ratio of earnings to fixed charges. The Company has, however, provided the following information to Parent and Purchaser for the sole purpose of allowing Parent and Purchaser to comply with disclosure requirements of the United States Securities and Exchange Commission:

		For Six Months Ended June 30,	For Twelve Months Ended December 31,
		2005	2004	2003
		Numbers in Millions
Earnings
Add:	Pre-Tax income from continuing operations	$126.4	$170.9	$138.1
	Fixed charges	70.7	153.5	164.9
	Amortization of capitalized interest	0.4	0.7	1.0
	Distributed income of equity investees	0.0	0.0	0.0
	Company's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	0.0	0.0	0.0
Subtract:	Interest capitalized	(1.7)	(1.8)	(4.4)
	Preference security dividend requirements of consolidated subsidiaries	0.0	0.0	0.0
	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0
		$195.8	$323.3	$299.6

Fixed Charges
	Interest expensed and capitalized(1)	$31.1	$68.0	$83.9
	Amortized premiums, discounts and capitalized expenses related to indebtedness	0.6	2.4	2.1
	Estimated interest within rental expenses(2)	39.0	83.1	78.9
	Preference security dividend requirements of consolidated subsidiaries	0.0	0.0	0.0
		$70.7	$153.5	$164.9

Ratio of Earnings to Fixed Charges		2.8x	2.1x	1.8x

(1)
Excludes FAS 15 cash interest payments not included in reported interest expense per GAAP (only applicable in 2003)

(2)
Assumes interest represents one-third of total rent expense (based on Moody's Investors Service approach)

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005

IYG HOLDING COMPANY
By:	/s/ NOBUTAKE SATO Name: Nobutake Sato Title: Vice President and Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ TOSHIRO YAMAGUCHI Name: Toshiro Yamaguchi Title: President and COO

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SIGNATURES